Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
Earnings
Income before income taxes (a)	$1,662	$811	$1,002	$3,399	$3,049
Net (income) attributable to noncontrolling interests	(23)	(17)	(8)	(60)	(64)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation (a)	1,639	794	994	3,339	2,985
Fixed charges, excluding interest on deposits	92	97	84	277	258
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation (a)	1,731	891	1,078	3,616	3,243
Interest on deposits	24	24	26	70	83
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation (a)	$1,755	$915	$1,104	$3,686	$3,326
Fixed charges
Interest expense, excluding interest on deposits	$64	$68	$57	$194	$175
One-third net rental expense (b)	28	29	27	83	83
Total fixed charges, excluding interest on deposits	92	97	84	277	258
Interest on deposits	24	24	26	70	83
Total fixed charges, including interests on deposits	$116	$121	$110	$347	$341
Preferred stock dividends	$13	$23	$13	$49	$38

Total fixed charges and preferred stock dividends, excluding interest on deposits	$105	$120	$97	$326	$296
Total fixed charges and preferred stock dividends, including interest on deposits	$129	$144	$123	$396	$379

Earnings to fixed charges ratios (a)
Excluding interest on deposits	18.82	9.19	12.83	13.05	12.57
Including interest on deposits	15.13	7.56	10.04	10.62	9.75

Earnings to fixed charges and preferred stock dividends ratios (a)
Excluding interest on deposits	16.49	7.43	11.11	11.09	10.96
Including interest on deposits	13.60	6.35	8.98	9.31	8.78

(a)
Results for the third quarter of 2013 and the first nine months of 2013 were restated to reflect the retrospective application of adopting new accounting guidance in the first quarter of 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	The proportion deemed representative of the interest factor.